

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

Tim Cabral
Chief Financial Officer
Veeva Systems Inc.
4280 Hacienda Drive
Pleasanton, CA 94588

> **Re: Veeva Systems Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2024**
> **Filed March 25, 2024**
> **File No. 001-36121**

Dear Tim Cabral:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology